

Mail Stop 3720

May 3, 2007

VIA U.S. MAIL AND FAX (913) 234-5654

Mr. Douglas E. Nickerson
Chief Financial Officer
QC Holdings Inc.
9401 Indian Creek Parkway, Suite 1500
Overland Park, Kansas 66210

> **Re:** **QC Holdings, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed March 14, 2007**
> **File No. 0-50840**

Dear Mr. Nickerson:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Please address the following comments in future filings. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2006
Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Provision for Losses and Returned Item Policy, page 35

1. We note that beginning on July 1, 2005 you revised your methodology for estimating the allowance for loan losses to "better reflect the short-term nature of the loan portfolio at each period-end." Tell us in more detail about your new policy and why you believe such policy is appropriate. Also explain why you believe this policy is a better reflection of your expected losses, specifically detailing why this policy is preferable to the previous policy.

2. To facilitate our understanding of your revised methodology, please provide us with your calculation of the allowance for loan losses under the new method as of December 31, 2006. Also, provide us with your calculation as of December 31, 2006 assuming you utilized the previous method.

Branch Expense, page 43

3. We note your disclosure that the favorable loss experience in 2006 reflects reduced charge-offs as a result of the "ongoing benefits of (y)our loan origination-based verification procedures, as well as improved collections." Please tell us and disclose the nature of your origination-based verification procedures and how or if they changed between 2005 and 2006, thereby resulting in a lower loss ratio in 2006.

Stock Option Grants, page F-27

4. We note that the expected volatility factor was based on your historical stock trading history. Citing Section D.1 of SAB 107, please tell us:

   • The factors that you considered in calculating historical volatility; and
   • About any changes in circumstances during 2006 which produced an estimate of future volatility that is significantly different from the calculations derived in 2005 and 2004

*   *   *   *

Please respond to these comments within 10 business days over EDGAR or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director